Exhibit 15.2

BAHRAIN TELECOMMUNICATIONS

COMPANY B.S.C.

SPECIAL PURPOSE CONSOLIDATED

FINANCIAL STATEMENTS

UNAUDITED

31 DECEMBER 2003

SPECIAL PURPOSE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2003

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Bahrain Telecommunications Company B.S.C.	1

CONSOLIDATED BALANCE SHEET as at 31 December 2003	BD’000

	Note	2003	2002
NET ASSETS EMPLOYED
Property, plant and equipment	3	166,709	173,368
Intangible assets	4	1,251	1,845
Investments	5	20,770	18,301
Staff housing loans	6	339	414
		189,069	193,928
CURRENT ASSETS
Inventories		739	893
Accounts receivable and prepayments	7	32,438	26,569
Amounts due from telecommunications operators		2,575	7,654
Cash and cash equivalents		120,674	101,967

		156,426	137,083
CURRENT LIABILITIES
Accounts payable and accruals	8	51,221	48,673
Amounts due to telecommunications operators		4,972	5,958
Bank loan		–	1,904

		56,193	56,535

NET CURRENT ASSETS		100,233	80,548

NET ASSETS		289,302	274,476

MINORITY INTEREST		5,617	5,040

SHAREHOLDERS’ EQUITY

Share capital	9	100,000	100,000
Statutory reserve	10	37,490	30,930
General reserve	11	15,000	15,000
Proposed appropriations	12	52,367	52,870
Retained earnings		78,667	70,372
Foreign currency translation reserve		161	264

		283,685	269,436

SHAREHOLDERS’ EQUITY AND MINORITY INTEREST		289,302	274,476

The accompanying notes 1 to 23 form an integral part of these special purpose consolidated financial statements.

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Bahrain Telecommunications Company B.S.C.	2

CONSOLIDATED INCOME STATEMENT for the year ended 31 December 2003	BD’000

	Note	2003	2002

Gross revenue	13	192,122	185,798

		192,122	185,798

Operating expenses
General and administrative	14	108,665	102,907
Other operating expenses	15	23,181	26,183

		131,846	129,090

Profit from operations		60,276	56,708
Non-operating income	16	1,166	2,557

Profit before minority interest		61,442	59,265
Minority interest		(780)	(1,242)

Net profit for the year		60,662	58,023

Earnings per share
Basic earnings per share	17	61 fils	58 fils

The accompanying notes 1 to 23 form an integral part of these special purpose consolidated financial statements.

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Bahrain Telecommunications Company B.S.C.	3

CONSOLIDATED STATEMENT OF CASH FLOWS for the year ended 31 December 2003	BD’000

	2003	2002

Operating activities
Cash receipts from customers	163,065	163,120
Cash paid to suppliers	(39,976)	(32,736)
Cash paid to and on behalf of employees	(37,748)	(39,067)
Cash received from telecommunications operators	4,093	2,049

Cash flows from operating activities	89,434	93,366

Investing activities
Acquisition of plant and equipment	(20,188)	(29,226)
Acquisition of investments	(2,475)	(5,316)
Payments in respect of investment commitments, net	(1,868)	–
Interest and investment income received	1,618	2,398
Net cash repayments from staff housing loans	75	257

Cash flows from investing activities	(22,838)	(31,887)

Financing activities
Repayment of bank loan	(1,916)	(2,002)
Dividends paid	(45,973)	(40,759)

Cash flows from financing activities	(47,889)	(42,761)

Net increase in cash and cash equivalents	18,707	18,718

Cash and cash equivalents at 1 January	101,967	83,249

Cash and cash equivalents at 31 December	120,674	101,967

The accompanying notes 1 to 23 form an integral part of these special purpose consolidated financial statements.

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Bahrain Telecommunications Company B.S.C.	4

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY for the year ended 31 December 2003	BD’000

2003

	Share capital	Statutory reserve	General reserve	Retained earnings	Foreign currency translation reserve	Proposed appropria–tions	Total

At 1 January 2003	100,000	30,930	15,000	70,372	264	52,870	269,436
Dividends declared (2002)	–	–	–	–	–	(45,000)	(45,000)
Donations and contributions (2002)	–	–	–	–	–	(1,160)	(1,160)
Directors’ remuneration paid (2002)	–	–	–	–	–	(150)	(150)
Transfer to statutory reserve (2002)	–	6,560	–	–	–	(6,560)	–
Net profit for the year	–	–	–	60,662	–	–	60,662
Proposed appropriations for 2003:(note12)
Dividends	–	–	–	(45,000)	–	45,000	–
Directors’ remuneration	–	–	–	(125)	–	125	–
Donations and contributions	–	–	–	(1,214)	–	1,214	–
Transfer to statutory reserve	–	–	–	(6,028)	–	6,028	–
Gains / (losses) not recognised in the income statement:
Foreign currency translation reserve	–	–	–	–	(103)	–	(103)

At 31 December 2003	100,000	37,490	15,000	78,667	161	52,367	283,685

2002

	Share capital	Statutory reserve	General reserve	Retained earnings	Foreign currency translation reserve	Proposed appropria–tions	Total

At 1 January 2002	100,000	25,412	15,000	65,219	43	46,704	252,378
Dividend declared (2001)	–	–	–	–	–	(40,000)	(40,000)
Donations and contributions (2001)	–	–	–	–	–	(1,086)	(1,086)
Directors’ remuneration paid (2001)	–	–	–	–	–	(100)	(100)
Transfer to statutory reserve (2001)	–	5,518	–	–	–	(5,518)	–
Net profit for the year	–	–	–	58,023	–	–	58,023
Proposed appropriations for 2002:(note12)
Dividend	–	–	–	(45,000)	–	45,000	–
Directors’ remuneration	–	–	–	(150)	–	150	–
Donations and contributions	–	–	–	(1,160)	–	1,160	–
Transfer to statutory reserve	–	–	–	(6,560)	–	6,560	–
Gains / (losses) not recognised in the income statement:
Foreign currency translation reserve	–	–	–	–	221	–	221

At 31 December 2002	100,000	30,930	15,000	70,372	264	52,870	269,436

The accompanying notes 1 to 23 form an integral part of these special purpose consolidated financial statements

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Bahrain Telecommunications Company B.S.C.	5

NOTES TO THE SPECIAL PURPOSE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2003

1.	BACKGROUND AND ACTIVITIES

Bahrain Telecommunications Company B.S.C. (“the Company”) is a public shareholding company registered in the Kingdom of Bahrain in the year 1981 and is engaged in the provision of public telecommunications and associated products and services. The special purpose consolidated financial statements of the Company for the year ended 31 December 2003 comprise the financial statements of the Company and its subsidiaries (together referred to as “the Group”) and the Group’s interests in jointly controlled companies.

2.	SIGNIFICANT ACCOUNTING POLICIES
a.	Statement of compliance

The special purpose consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards promulgated by the International Accounting Standards Board (IASB) and the requirements of the Bahrain Commercial Companies Law 2001.

b.	Basis of preparation

The special purpose consolidated financial statements have been prepared under the historical cost basis The accounting policies have been consistently applied and are consistent with those used in the previous year. The special purpose consolidated financial statements have been prepared in thousands of Bahraini dinars.

The financial information for 2003 and 2002 and presented in these special purpose consolidated financial statements is unaudited and has been prepared for comparative information purposes only.

c.	Basis of consolidation
i)	Subsidiaries

Subsidiaries are those enterprises controlled by the Company. Control exists when the company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the special purpose consolidated financial statements from the date that control commences until the date that control effectively ceases.

ii)	Jointly controlled companies

Jointly controlled companies are those enterprises over whose the financial and operating policies the Group has joint control, established by contractual agreement. The special purpose consolidated financial statements include the Group’s proportionate share of the enterprises’ assets, liabilities, revenue and expenses with items of a similar nature on a line-by-line basis. The financial statements of the jointly controlled companies are included in the special purpose consolidated financial statements from the date that control commences until the date that effectively ceases.

ii)	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised gains and losses arising form intra-group transactions, are eliminated in preparing the special purpose consolidated financial statements. Unrealised gains arising from transactions with the jointly controlled company are eliminated to the extent of the Group’s interest in the enterprise.

d.	Intangible assets

Intangible assets comprising goodwill and deferred Internet operating license fees are stated at cost less accumulated amortization and impairment losses as follows:

•	Goodwill, being the difference between the acquisition cost and the fair values of net identifiable assets acquired, is amortised on a straight-line basis over the estimated useful life of five years.
•	Internet operating license fees paid are amortised on a straight-line basis over the estimated useful life of 7 years.

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Bahrain Telecommunications Company B.S.C.	6

NOTES TO THE SPECIAL PURPOSE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2003

2	Significant accounting policies (continued)
e.	Property, plant and equipment

Items of property, plant and equipment are stated at historical cost less accumulated depreciation and impairment. The cost of self-constructed property, plant and equipment includes the cost of materials and direct labour.

Subsequent expenditure

Expenditure incurred to replace a component of an item of property, plant and equipment that is accounted for separately, is capitalised and the carrying amount of the components is recognised as an expense as incurred. Other subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure is recognised in the income statement as an expense as incurred.

Depreciation

Freehold land, projects in progress and inventories held for capital projects are not depreciated. The cost of other property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives of as follows:

Freehold buildings	20 years
Plant and equipment	2 to 20 years
Motor vehicles, furniture, fittings and office equipment	1 to 3 years

Depreciation is charged to the income statement. Assets are depreciated from the date of acquisition, or in respect of internally constructed assets, from the time an asset is completed and brought into service.

f.	Investments
(i)	Classification

Held-to-maturity investments are financial assets with fixed or determinable payments and fixed maturity that the Group has the intent and ability to hold to maturity. These include certain debt securities and investments in managed funds.

Available-for-sale investments are financial assets that are not held for trading purposes or held-to-maturity. These comprise unquoted equity investments.

(ii)	Recognition

Available-for-sale investments are recognised/derecognised by the Group on the date it commits to purchase/sell the investments. Held-to-maturity Investments are recognised/derecognised on the day they are transferred to/by the Group.

(iii)	Measurement

Held-to-maturity investments are carried at cost less impairment allowances.

Available-for-sale unquoted equity investments are stated at cost, including transaction costs, less impairment allowances as there are no active markets or other appropriate methods from which to derive reliable fair values for these investments.

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Bahrain Telecommunications Company B.S.C.	7

NOTES TO THE SPECIAL PURPOSE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2003

2	Significant accounting policies (continued)
g.	Inventories

Inventories are stated at the lower of cost and net realisable value after making due provision for any obsolete or slow-moving items. Cost is determined on a weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Those items of inventory that are held for the expansion of the telecommunications network are shown under property, plant and equipment.

h.	Impairment

The carrying amounts of the Group’s assets other than inventories (refer accounting policy g) are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

i.	Accounts receivable

Accounts receivable are stated at cost less impairment.

j.	Employees end of service benefits

Provision is made for amounts payable as employees’ end of service benefits as per the respective countries’ labour laws on the basis of the employees’ accumulated periods of service at the balance sheet date.

k.	Gross revenue

Gross revenue represents the value of services provided and equipment sold or rented. It includes the revenue received and receivable from revenue sharing arrangements entered into with national and international telecommunication operators in respect of traffic exchanged.

l.	Foreign currency transactions

Foreign currency transactions are translated at the foreign exchange rate prevailing at the time of the transaction. Monetary assets and liabilities in foreign currencies at the balance sheet date are translated into Bahraini Dinars at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the rates prevailing at the date of the transaction.

m.	Borrowing costs

Interest costs incurred in connection with interest bearing loans are expensed as incurred.

n.	Financial statements of foreign operations

The Group’s foreign operations are not considered an integral part of the Company’s operations and, accordingly, the assets and liabilities of the foreign operations including goodwill arising on acquisition, are translated into Bahraini Dinars at the exchange rates prevailing at the balance sheet date. The revenue and expenses of foreign operations are translated into Bahraini dinars at average rates prevailing during the year. Exchange differences arising on translation are recognised as a component of shareholders’ equity.

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Bahrain Telecommunications Company B.S.C.	8

NOTES TO THE SPECIAL PURPOSE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2003
2	Significant accounting policies (continued)
o.	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and balances with banks, including time deposits, which are readily convertible into cash and mature within three months.

p.	Dividends and directors’ remuneration

Dividends to shareholders and directors’ remuneration are recognised as a liability in the period in which they are declared.

q.	Provisions

A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

3.	PROPERTY, PLANT AND EQUIPMENT

	Freehold land and buildings	Plant and equipment	Motor vehicles, furniture, fittings & office equipment	Projects in progress	Total
	BD’000	BD’000	BD’000	BD’000	BD’000

Cost
At 1 January 2003	54,805	262,062	43,039	19,916	379,822
Additions	–	–	–	23,157	23,157
Projects completed	353	13,626	3,615	(17,594)	–
Disposals	(1)	(9,380)	(367)	–	(9,748)
At 31 December 2003	55,157	266,308	46,287	25,479	393,231

Depreciation
At 1 January 2003	40,222	139,783	26,449	–	206,454
Charge for the year	1,526	15,450	11,648	–	28,624
Disposals	(1)	(8,207)	(348)	–	(8,556)
At 31 December 2003	41,747	147,026	37,749	–	226,522

Net book value
At 31 December 2003	13,410	119,282	8,538	25,479	166,709
At 31 December 2002	14,583	122,279	16,590	19,916	173,368

Inventories held for capital projects, included in projects in progress, total BD 739 thousand as at the balance sheet date (2002: BD 893 thousand).

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Bahrain Telecommunications Company B.S.C.	9

NOTES TO THE SPECIAL PURPOSE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2003
4.	INTANGIBLE ASSETS

These comprise goodwill arising on acquisition and Internet license fees paid, as follows:

Cost	2003 BD’000	2002 BD’000

Goodwill on acquisitions, at cost	6,380	6,380
Internet license fees, at cost	3,410	3,410
Exchange gain on translation of license fees	180	154
	9,970	9,944
Amortisation
At 1 January	8,099	3,457
Amortisation and impairment of goodwill for the year	620	4,642
At 31 December	8,719	8,099
Net book value at 31 December	1,251	1,845

The movement in intangible assets during the year were as follows:

	2003 BD’000	2002 BD’000
Cost
At 1 January	9,944	9,917
Additions	–	–
Other movement	26	27
At 31 December	9,970	9,944
Amortisation
At 1 January	8,099	3,457
Amortisation and impairment of goodwill for the year	620	4,642
At 31 December	8,719	8,099
Net Book value at 31 December	1,251	1,845

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Bahrain Telecommunications Company B.S.C.	10

NOTES TO THE SPECIAL PURPOSE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2003
5.	INVESTMENTS

	2003 BD’000	2002 BD’000
Held-to-maturity	16,207	13,731
Available-for-sale	4,563	4,570
	20,770	18,301
6.	STAFF HOUSING LOANS

The Group provides loans to its Bahraini employees for the acquisition of residential properties. In the past, housing loans have been funded by the Group, and are interest free and repayable over a maximum period of fifteen years. As from 1 January 1996, the Group introduced a new staff housing loan scheme whereby loans are funded through a local commercial bank and secured by a guarantee issued by the Group. In case of loans funded through local commercial banks, the Group bears 75% of the loan interest. At 31 December 2003, the Group has guaranteed BD 3,263 thousand towards housing loans to staff (2002: BD 3,747 thousand).

	2003 BD’000	2002 BD’000
Old staff housing loan balance as at 31st December:	339	414

7.	ACCOUNTS RECEIVABLE AND PREPAYMENTS

	2003 BD’000	2002 BD’000
Customers’ accounts, net	20,508	18,899
Unbilled revenue	5,772	5,222
Interest and investment income receivable	425	300
Prepaid expenses and other receivables	5,733	2,148
	32,438	26,569
8.	ACCOUNTS PAYABLE AND ACCRUALS

	2003 BD’000	2002 BD’000
Trade accounts payable	9,181	9,287
Accrued expenses and provisions	29,882	27,753
Billings in advance	2,290	2,270
Unclaimed dividends	412	449
Retentions on projects in progress	1,331	2,357
Due to related parties	474	143
Other payables	7,651	6,414
	51,221	48,673

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Bahrain Telecommunications Company B.S.C.	11

NOTES TO THE SPECIAL PURPOSE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2003

9.	SHARE CAPITAL

	2003 BD’000	2002 BD’000

Authorised, issued and fully paid: 1,000 million shares of 100 fils each	100,000	100,000
10.	STATUTORY RESERVE

The Bahrain Commercial Companies Law 2001 requires all companies incorporated in Bahrain to transfer 10% of net profit for the year to a statutory reserve, until such reserve reaches a minimum of 50% of the issued share capital. The reserve is not available for distribution, except in the circumstances stipulated in the Bahrain Commercial Companies Law 2001. Transfer to statutory reserve, effected by the subsidiary in accordance with the applicable law of the country of incorporation, is retained in the subsidiary concerned, and is not available for distribution except in circumstances stipulated by the law in the respected country of incorporation.

11.	GENERAL RESERVE

The general reserve is distributable only upon a resolution of the shareholders at the Annual General Meeting. No transfer has been made for the year (2002: nil).

12.	Proposed appropriations

The board of directors propose the following appropriations for the approval of the shareholders at the annual general meeting:

	2003 BD’000	2002 BD’000

Dividends	45,000	45,000
Donations	1,214	1,160
Directors’ remuneration	125	150
Transfer to statutory reserve	6,028	6,560

	52,367	52,870

13.	GROSS REVENUE

The Group’s operations are all considered to fall into one broad class of business, telecommunication and information services and hence, segmental analysis of assets and liabilities is not considered meaningful. Gross turnover can be analysed as follows:

	2003 BD’000	2002 BD’000

Informatics	34,885	35,360
Mobile telecommunications services	82,299	72,362
Fixed line telephony services	50,132	56,316
Payphones	2,116	2,805
Leased circuits	15,182	11,127
Pre-paid cards	7,534	8,144
Other telecommunications services	(26)	(316)

	192,122	185,798

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Bahrain Telecommunications Company B.S.C.	12

NOTES TO THE SPECIAL PURPOSE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2003

14.	GENERAL AND ADMINISTRATIVE

	2003 BD’000	2002 BD’000

Staff cost	38,613	39,516
Depreciation	28,624	26,249
Amortisation and impairment of goodwill	620	4,642
Board of Directors attendance expenses	49	39
Foreign exchange loss	168	363
Other general and administrative expenses	40,591	32,098

	108,665	102,907

Included in staff costs is a charge of BD 10,000 thousand (2002: 7,000 thousand) in connection with initiatives to reorganise and streamline support functions and realign certain business activities. The full amount of the costs estimated to be incurred on the basis of a plan approved by the Company’s Board of Directors is BD 17,000 thousand, of which BD 7,000 thousand was provided for in 2002.

15.	OTHER OPERATING EXPENSES

	2003 BD’000	2002 BD’000

Outpayments to telecommunications operators	19,164	21,181
Cost of equipment sales	4,017	5,002

	23,181	26,183

16.	NON-OPERATING INCOME

	2003 BD’000	2002 BD’000

Investment income	24	1,069
Interest income	1,142	1,488

	1,166	2,577

17.	EARNINGS PER SHARE (EPS)

	2003	2002

Net profit for the year (BD’000)	60,661	58,023
Weighted average number of shares outstanding during the year in (thousand)	1,000,000	1,000,000

Earnings per share (fils)	61	58

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Bahrain Telecommunications Company B.S.C.	13

NOTES TO THE SPECIAL PURPOSE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2003

18.	COMMITMENTS

The Group has commitments at 31 December 2003 in respect of capital projects of BD 7,646 thousand (2002: BD 3,177 thousand).

In addition, the Group has the following commitments at the balance sheet date:

Operating leases

Non-cancellable operating lease rentals are payable as follows:	2003 BD’000	2002 BD’000

Within one year	4,633	416
Between one to five years	710	606

	5,343	1,022

Foreign currency facilities

The Group currently has foreign currency facilities from commercial banks totalling approximately BD 41,000 thousand (2002: BD 27,000 thousand). At 31 December 2003, the Group has utilised BD NIL of the foreign currency facilities (2002: BD NIL).

19.	EMPLOYEE BENEFITS

The Group employed 2,033 employees as at 31 December 2003(2002: 2,418). Pension rights (and other social benefits) for the Group’s employees are covered by the applicable social insurance scheme of the countries in which they are employed. The employees and employers contribute to the scheme on a fixed percentage-of-salaries basis. The Group’s contributions in respect of such employees for 2003 amounted to BD 1,860 thousand (2002: 1,532 thousand).

Expatriate employees on limited-term contracts are entitled to leaving indemnities payable under the respective Labour Laws of the countries concerned, based on length of service and final remuneration. The liability, which is unfunded, is provided for on the basis of the cost had all employees left at the balance sheet date. The provision at 31 December 2003 amounts to BD 454 thousand (2002: 453 thousand) and is included under accrued expenses and provisions.

The Group has contributed a sum of BD 41 thousand (2002: BD 77 thousand) towards the pension plan funded by Cable & Wireless plc for the seconded staff employed in Bahrain.

20.	TRANSACTIONS WITH RELATED PARTIES

The Group is an associate of Cable & Wireless plc, which owns 20% of the issued share capital of Bahrain Telecommunications Company BSC. The Group undertook the following transactions with Cable & Wireless plc at rates agreed between Cable & Wireless Plc and the Board of Directors:

	2003 BD’000	2002 BD’000

Retainer fees	613	586
Services	13	10

626	596

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Bahrain Telecommunications Company B.S.C.	14

NOTES TO THE SPECIAL PURPOSE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2003

20.	Transactions with related parties (continued)

Balances due to related parties, included under accounts payables and accruals were as follows:

	2003 BD’000	2002 BD’000

Retainer fees	456	73
Services	70	70

	526	143

The Group also had transactions with subsidiaries and associated undertakings of Cable & Wireless plc. These transactions were undertaken in the normal course of business, at rates agreed on an arm’s length basis. Approximately 2% (2002: 2%) of the Group’s transactions with telecommunication operators were with related undertakings.

The balances outstanding at the end of the year with respect to such transactions were as follows:

	2003 BD’000	2002 BD’000

Amounts due to related international telecommunication operators	4,405	1,350

Amounts due from related international telecommunication operators	4,168	2,153

21.	RISK MANAGEMENT
a.	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.

The Group’s financial assets, which include accounts receivable from local customers and international telecommunication operators, investments, staff housing loans, bank balances and fixed deposits, do not represent a significant concentration of credit risk. Accounts receivable are widely spread among customer’s segmentation and geographical areas. In addition, strict credit control is maintained as both credit period and credit limits are continuously monitored. Further, appropriate level of provision is maintained. The Group manages credit risk on its investments by ensuring that investments are made only after careful credit evaluation of these investments. The fixed deposits are placed with commercial banks after careful credit evaluation of those banks. No credit risk is attached to liquid funds.

b.	Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates.

The Group has substantial purchases from foreign suppliers. In addition, the Group deals with international telecommunication operators. The Group’s currency risk is related to changes in exchange rates applicable to the settlements in foreign currencies.

The Group maintains an adequate level of foreign currencies to cover its expected commitment to international telecommunication operators. These amounts are placed in short-term fixed deposit accounts.

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Bahrain Telecommunications Company B.S.C.	15

NOTES TO THE SPECIAL PURPOSE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2003

21.	Risk management (continued)
c.	Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates.

The Group is exposed to interest rate risk on its fixed deposits. These are short term in nature and are denominated in US Dollar. The average interest rate yield from short term fixed deposits during 2003 was 1.38% (2002: 2.17%).

The Group also bears 75% of the interest on Bahraini staff housing loans. The total loans should not exceed BD 5 million at any time and the agreed interest rate applicable is BIBOR plus 1.5% on the loan balance. The BIBOR rate for the whole year is fixed on the first working day in January every year. The agreed interest rate for 2004 was 2.69% and that for 2003 was 2.66%.

d.	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meets its funding requirements.

The Group seeks to manage its liquidity risk by maintaining adequate balance of cash and cash equivalents.

22.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the amount for which an asset could be exchanged or a liability settled, between knowledgeable, willing parties on an arm’s length basis.

Except for available-for-sale investments, held-to-maturity investments and staff housing loans funded by the Group, which are carried at cost, the carrying values of the Group’s other financial instruments approximate their fair values.

23.	SUBSIDIARIES AND JOINTLY CONTROLLED COMPANY

The holdings in subsidiaries and jointly controlled company as at 31 December 2003 were as follows:

Name of company	Country of incorporation	Capital	Percentage of capital held	Nature of operations
Subsidiary companies Batelco Middle East EC	Bahrain	BD 8.4 million	100%	Holding company for investments in subsidiaries
Quality Net WLL	Kuwait	KD 1 million	44%, but Batelco exercises control under management agreement	Internet and related services
Arabian Network Information Services WLL	Bahrain	BD 0.2 million	75%	Internet and related services
Batelco Jordan	Jordan	JD 6.3 million	80%	Internet and related services
Jointly controlled company Batelco Jeraisy Company Ltd	Saudi Arabia	SR 19 million	50%	Internet and related services